Westcore Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

March 1, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:       Westcore Trust (the “Registrant”)

            File Nos.          2-75677

                                    811-3373

            Form N-1A Post-Effective Amendment No. 76 (1933 Act)

Dear Sir or Madam:

An electronic (EDGAR) filing is hereby made pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of the Registrant, an open-end management investment company.  This filing includes Post-Effective Amendment No. 76 to the Registrant’s 1933 Act Registration Statement on Form N-1A and Amendment No. 77 to its 1940 Act Registration Statement (the “Amendment”).

The purpose of the Amendment is to incorporate certain changes to the investment objective and principal investment strategies for the Westcore Blue Chip Fund and the principal investment strategies of the Westcore Mid-Cap Value Fund, two series of the Registrant, in each case to take effect on April 30, 2013.

Please address any comments or questions to the undersigned at (720) 917-0864.

Sincerely,

/s/ David T. Buhler

David T. Buhler

Secretary

cc:  Peter H. Schwartz, Davis Graham & Stubbs, LLP